Exhibit 99.1

Hexindai to Hold Annual General Meeting on December 9, 2019

BEIJING, Oct. 28, 2019 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it will hold an annual general meeting of shareholders (the “AGM”) at the Conference Room, 5th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China at 10:00 a.m. (Beijing Time) on December 9, 2019.  Shareholders listed in the register of members of the Company at the close of business on November 4, 2019 (Cayman Islands Time) are entitled to receive notice of, attend and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares which are represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Copies of the notice of AGM, which sets forth the resolutions to be proposed to and voted upon by the shareholders, the proxy statement and the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2019 are available on the Investor Relations section of the Company’s website at http://ir.hexindai.com/ and on the SEC’s website at www.sec.gov.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace as well as its cooperation with institutional investors. Hexindai’s strong user acquisition capabilities combined with its cooperation with institutional investors and an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and a guarantee company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize fast growth in China.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5357-9038

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@christensenir.com